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                               July 12, 2021

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment to Draft
Registration Statement on Form S-1
                                                            Submitted June 30,
2021
                                                            CIK No. 0001861063

       Dear Mr. Weng:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your revisions in response to comment 7 and we reissue our comment in part.
                                                        Please revise your
cover page to disclose, if true, that public stockholders will not have the right to vote on an
extension and will not have redemption rights at the end of the first 9 months from the closing
of this offering unless you do not extend the offering.
 Jie Weng
FirstName  LastNameJie Weng
Aquaron Acquisition Corp.
Comapany
July       NameAquaron Acquisition Corp.
     12, 2021
July 12,
Page  2 2021 Page 2
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance